FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* Holbrook, Connie C.	2. Issuer Name and Tickler or Trading Symbol Questar Corporation - STR						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							Director		10% Owner
							X	Officer (give title below)	Other (specify below)
							Senior Vice President, General Counsel and Corporate Secretary
(Last) (First) (Middle) 180 East 100 South, P.O. Box 45433	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Day/Year September 6, 2002			7. Individual or Joint/Group Filing (Check Applicable Line)
				5. If Amendment, Date of Original (Month/Day/Year)				Form filed by One Reporting Person
(Street) Salt Lake City, Utah 84145-0433								Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock (and attached Common Stock Purchase Rights)	9-6-2002		M		50	A	$15.00
Common Stock (and attached Common Stock Purchase Rights)	9-6-2002		F		7	D	$25.00
Common Stock (and attached Common Stock Purchase Rights)	9-6-2002		M		326	A	$16.8125
Common Stock (and attached Common Stock Purchase Rights)	9-6-2002		F		219	D	$25.00	98,966	D
Common Stock (and attached Common Stock Purchase Rights)								28,528.3820	I1	Through Trust for Benefit Plan

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FORM 4 (continued)	Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option	$15.00	9-6-2002		M			50	8-8-2000 8-8-2001 8-8-2002 8-8-2003	2-8-2010	Common Stock (and attached Common Stock Purchase Rights)	50
Stock Option	$16.8125	9-6-2002		M			326	8-13-1996 8-13-1997 8-13-1998 8-13-1999	2-13-2006	Common Stock (and attached Common Stock Purchase Rights)	326		136.979	D2
Phantom Stock Units	1-1	9-6-2002				16.2600						$25.00	5,936.2446
Explanation of Responses:
[1]	These equivalent shares are in my account in Questar's Employee Investment Plan as of September 6, 2002.
[2]	These numbers include vested options only. Detailed information concerning my options has been previously disclosed.
[3]

I defer compensation each month that is accounted for with phantom stock units. I also participate in an excess benefit plan that is accounted for with phantom stock units. In August of 2002, I had 35.3595 phantom stock units allocated to my deferred compensation account at a price of $22.9924 per unit. I also had 81.418 phantom stock units allocated to my excess benefit plan account during such month. On September 6, 2002, I had 16.2600 phantom stock units allocated to my deferred compensation plan account at a price of $25.00 per share. I also had 37.4400 phantom stock units allocated to my excess benefit plan. The total includes phantom stock units for both plans as of the end of the day on September 6, 2002.

		/s/ Connie C. Holbrook	September 9, 2002

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	Connie C. Holbrook	Date
	See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person

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